

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Matthew Wolfson
Chief Executive Officer and Chief Financial Officer
Electromedical Technologies, Inc.
16561 N. 92nd Street, Suite 101
Scottsdale, AZ 85260

> **Re: Electromedical Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2021**
> **File No. 333-261802**

Dear Mr. Wolfson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   As you are not eligible to incorporate your future filings by reference because you are a penny stock, please remove the statement that your subsequently filed periodic and current reports are incorporated by reference into the prospectus. See General Instruction VII.D to Form S-1.

2.   Please confirm that you have executed a binding purchase agreement with White Lion LLC and revise the filing accordingly. While you disclose on this page and throughout the filing that the Purchase Notices with White Lion LLC will be "irrevocable," it is not clear if the underlying agreement is executed and binding.

Exhibit Index, page 120

3.   The majority of the hyperlinked exhibits starting at exhibit 10.5 do not appear to correctly track the exhibits listed in the exhibit index. Please revise. Most critically, please ensure that you have properly filed the Common Stock Purchase and Registration Rights Agreements with White Lion Capital LLC as exhibits. These Agreements are currently listed as having been filed as exhibits 10.21 and 10.22, but the hyperlinks do not correspond to these exhibits nor does it appear that that you filed the Agreements elsewhere.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander